ORIGINAL

Date: June 21 2007

To: ALUMINIUM CORPORATION OF CHINA

LETTER OF COMMITMENT

On: Merger or Acquisition of Peru Copper Inc.

This refers to your application for a Letter of Commitment from the Export-Import Bank of China for the financing of the captioned project.

After reviewing the project information in your application, we are pleased to provide you with China Eximbank’s Letter of Commitment for the captioned project. By this Letter of Commitment, we indicate that China Eximbank will make available a loan financing of no more than 1 billion USD at an interest rate to be settled at the time when the definitive loan agreement is signed, but in any event, such interest rate shall not exceed LIBOR plus 2% per annum.

You may repay part or all of the loan at any time without penalty. The parties will enter into a definitive loan agreement containing terms customary to such loan transaction.

This Letter of Commitment will expire on December 21 2007 unless a definitive loan agreement is signed by the parties before that date.

If you have any question concerning this Letter of Commitment or if there is any progress in the project, please contact China Eximbank Corporate Business Department 1 at telephone +86 10 5836 5129 or through fax +86 10 5836 5124.

Yours truly,

Dai Chunning

General Manager

Corporate Business Department 1

The Export-Import Bank of China